FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2013 first quarterly report of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 24, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

FIRST QUARTERLY REPORT OF 2013

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3	Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function)

and Mr. Huang Lixin (person in charge of the Accounting Department) warrant the truthfulness and completeness of the content of the first quarterly report of 2013.

1.4	This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	256,171,934,739	256,861,869,430	(0.27)
Owners’ equity (Shareholders’ equity)	57,926,813,102	55,580,790,014	4.22
Net assets per share attributable to shareholders of the listed company	4.12	3.95	4.30

		From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net cash flows generated from operating activities		10,491,749,914	30.93
Net cash flows generated from operating activities per share		0.75	31.58

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the listed company	2,553,658,195	2,553,658,195	177.77

Basic earnings per share	0.18	0.18	157.14
Basic earnings per share after deducting non-recurring items	0.18	0.18	200.00
Diluted earnings per share	0.18	0.18	157.14
Return on net assets (weighted average) (%)	4.50	4.50	Increase by 2.69 percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	4.57	4.57	Increase by 2.88 percentage points

Deducting non-recurring items and amounts

Items	Total amount from the beginning of the year to the end of current reporting period
(RMB Yuan)

Gains/(Losses) from disposal of non-current assets	3,578,332
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	46,075,163
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	5,893,010
Other non-operating income and expenses excluding the above items	(16,059,899)
Tax impact of non-recurring items	(10,789,289)
Impact of non-controlling interests, net of tax	(68,767,469)

Total	(40,070,152)

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 102,854 (including 102,216 holders of A shares, 508 holders of H shares and 130 holders of ADRs).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Huaneng International Power Development Corporation	5,066,662,118	A shares
HKSCC Nominees Limited	2,815,906,119	H shares
Hebei Construction & Investment Group Co., Ltd.	603,000,000	A shares
China Hua Neng Group Hong Kong Limited	472,000,000	H shares
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	369,499,900	A shares
Dalian Municipal Construction Investment Company Limited	301,500,000	A shares
HSBC Nominees (Hong Kong) Limited	245,900,880	H shares
China Huaneng Finance Co., Ltd.	115,190,229	A shares

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑	Applicable	Not Applicable

Comparing the consolidated balance sheet of 31 March 2013 and 31 December 2012, the consolidated income statement for the three months ended 31 March 2013 and 2012 and the consolidated cash flow statement for the three months ended 31 March 2013 and 2012, the items with material changes are as below:

a.	Consolidated balance sheet items

Amounts: In RMB Yuan

Items	31 March 2013	31 December 2012	Variance	%

Held for trading financial assets (1)	—	93,752,702	(93,752,702)	(100.00)
Notes Receivable (2)	762,214,084	357,590,079	404,624,005	113.15
Derivative financial liabilities (current portion) (3)	46,931,166	88,640,767	(41,709,601)	(47.05)
Taxes payable (4)	584,814,815	(207,186,370)	792,001,185	382.27
Currency translation differences (5)	(260,338,817)	(35,937,076)	(224,401,741)	624.43

b.	Consolidated income statement items

Amounts: In RMB Yuan, Except Per Share Data

Items	For the three months ended 31 March 2013	For the three months ended 31 March 2012	Variance	%

Investment income (1)	105,677,401	263,978,472	(158,301,071)	(59.97)

Income tax expense (2)	1,075,503,054	485,180,206	590,322,848	121.67
Net profit (3)	3,290,254,439	1,161,066,871	2,129,187,568	183.38
Net profit attributable to shareholders of the Company (4)	2,553,658,195	919,359,110	1,634,299,085	177.77
Non-controlling interests (5)	736,596,244	241,707,761	494,888,483	204.75
Basic earnings per share (expressed in RMB per share) (6)	0.18	0.07	0.11	157.14
Other comprehensive income (loss) (7)	(18,640,146)	509,025,658	(527,665,804)	(103.66)

c.	Consolidated cash flow statement items

Amounts: In RMB Yuan

Items	For the three months ended 31 March 2013	For the three months ended 31 March 2012	Variance	%

Net cash flows generated from operating activities (1)	10,491,749,914	8,013,011,569	2,478,738,345	30.93

Fluctuation analysis of the consolidated balance sheet items

(1)
Held for trading financial assets as at the end of the period decreased by 100.00% compared with the beginning of the period, mainly due to the disposal of the equity investment held for trading by the subsidiary, SinoSing Power Pte. Ltd..

(2)
Notes receivable as at the end of the period increased by 113.15% compared with the beginning of the period, mainly due to the increase of transactions settled with notes between the Company and its subsidiaries and the grid companies.

(3)
Derivative financial liabilities (current portion) as at the end of the period decreased by 47.05% compared with the beginning of the period, mainly due to increase in the fair value of hedging instruments of foreign currency exchange forward contracts and fuel swap contracts held by the subsidiary, SinoSing Power Pte. Ltd..

(4)	Taxes payable as at the end of the period increased by 382.27% compared with the beginning of the period, mainly due to utilization of valued-added tax recoverable.

(5)
Currency translation differences as at the end of the period increased by 624.43% compared with the beginning of the period, mainly due to depreciation of Singapore dollar against RMB as at the end of the period compared with the beginning of the period.

Fluctuation analysis of the consolidated income statement items

(1)	Investment income decreased by 59.97% compared with the same period of last year, mainly due to the decrease of the dividend distributed by investees of the Company accounted for using cost method.

(2)	Income tax expense increased by 121.67% compared with the same period of last year, mainly due to increase in profit.

(3)	Net profit increased by 183.38% compared with the same period of last year, mainly due to the decrease of coal market prices.

(4)	Net profit attributable to shareholders of the Company increased by 177.77% compared with the same period of last year, mainly due to the decrease of coal market prices.

(5)	Non-controlling interests increased by 204.75% compared with the same period of last year, mainly due to the increase of the profitability of the subsidiaries.

(6)	Basic earnings per share increased by 157.14% compared with the same period of last year, mainly due to the decrease of coal market prices.

(7)
Other comprehensive income decreased by 103.66% compared with the same period of last year, mainly due to depreciation of Singapore dollar against RMB in the first quarter in 2013, while appreciation of Singapore dollar against RMB in the same period of last year.

Fluctuation analysis of the consolidated cash flow statement items

(1)	Net cash flows generated from operating activities increased by 30.93% compared with the same period of last year, mainly due to increase in profit.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

☑	Applicable	Not Applicable

1.
The Company completed the issuance of the first tranche of the RMB 1.5 billion 3.85% bonds on 5 February 2013, which will mature on 5 February 2016. The proceeds will primarily be used to procure imported commodities including but not limited to coal. The RMB bonds are listed on The Stock Exchange of Hong Kong Limited on 6 February 2013. Please refer to the announcement on the issuance and listing of RMB Bonds overseas published by the Company on Shanghai Stock Exchange, China Securities News and Shanghai Securities News on 6 February 2013 for details.

2.
The Company completed the issuance of two tranches of super short-term notes in the first quarter of 2013. Each of the issuance amount of the two tranches of the notes was RMB 5 billion. Please refer to the announcement on the issuance of the super short-term notes published by the Company on Shanghai Stock Exchange, China Securities News and Shanghai Securities News on 28 February 2013 and 9 April 2013, respectively, for details.

3.
The 13th Meeting of the Seventh Session of the board of directors of the Company convened on 11 January 2013 has considered and passed the resolution regarding the acquisition of equity interest and capital increase in China Huaneng Group Fuel Co., Ltd. and the relevant disclosure. Please refer to the announcement on connected transaction published by the Company on Shanghai Stock Exchange, China Securities News and Shanghai Securities News on 12 January 2013.

4.
Unit 3 of Huaneng Jinling Combined Cycle Cogeneration Power Plant (191 MW) (of which the Company has 51% equity interest) has recently completed trial run. To-date, the controlled generation capacity of the Company has increased to 66,150 MW, and the equity-based power generation capacity has increased to 59,058 MW.

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☑	Applicable	Not Applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Any Implementation period	Has the implementation been timely performed

Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation (“HIPDC”)
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW , the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300 MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.
				This undertaking shall be subsisting and being performed	Yes	Yes
	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and being performed	Yes	Yes
Undertaking relaing to issue of new shares	Share trading moratorium	China Huaneng Group
China Huaneng Group undertook not to trade its 500 million A shares subscribed from the Company pursuant to the Company’s non public issuance on the market within 36 months commencing from 23 December 2010.
				Time of undertaking: from 23 December 2010. Duration of undertaking: 36 months	Yes	Yes
Other undertaking	To resolve business competition	China Huaneng Group
For further avoidance of business competition with Huaneng Power International, Huaneng Group on 17 September 2010 further undertook to Huaneng Power International that it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group; with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into Huaneng Power International. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it would take approximately 5 years and upon such assets meeting the conditions for listing, it would inject such assets into Huaneng Power International in order to support the sustainable, stable development of Huaneng Power International; Huaneng Group would continue to perform each of its undertakings to support the development of its subordinated listed companies.
				Time of undertaking: 17 September 2010. Duration of undertaking: 5 years	Yes	—

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

Applicable	☑	Not Applicable

3.5	Implementation status regarding the policy of the cash dividend bonus issue during the reporting period

The Profit Distribution Plan of the Company for 2012 was to distribute RMB0.21 (inclusive of tax) per each ordinary share to all shareholders as dividend for year 2012. The Company currently has 14,055,383,440 ordinary shares in issue. The total dividend payable amounts to RMB2,951.63 million. The resolution has been passed by the board of directors and supervisory board of the Company and will be submitted for approval at the annual general meeting of the Company.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo

(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
24 April 2013

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 31 March, 2013

Amounts: In RMB Yuan

	31 March 2013	31 December 2012	31 March 2013	31 December 2012
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	11,113,842,061	10,624,497,102	4,429,049,894	4,613,008,275
Held for trading financial assets	—	93,752,702	—	—
Derivative financial assets	64,620,642	55,267,508	—	—
Notes receivable	762,214,084	357,590,079	81,080,000	41,284,984
Accounts receivable	13,911,857,271	14,942,374,163	6,147,071,242	6,581,604,159
Advances to suppliers	1,073,372,389	1,010,888,490	899,458,260	459,426,922
Interest receivables	457,590	65,091	70,529,229	115,690,084
Dividends receivable	50,000,000	50,000,000	277,907,625	277,907,625
Other receivables	1,096,633,112	939,847,285	1,131,397,928	1,224,800,574
Inventories	7,439,614,742	7,022,383,552	3,055,304,150	2,488,249,479
Current portion of non-current assets	14,367,957	13,745,547	—	—
Other current assets	39,326,923	34,660,801	27,037,136,818	26,150,282,786

Total current assets	35,566,306,771	35,145,072,320	43,128,935,146	41,952,254,888

NON-CURRENT ASSETS
Available-for-sale financial assets	1,913,668,943	1,769,435,483	1,913,668,943	1,769,435,483
Derivative financial assets	16,016,305	13,723,282	—	—
Long-term receivables	811,308,469	823,941,391	—	—
Long-term equity investment	15,833,980,927	15,653,315,853	52,476,715,354	52,227,990,760
Fixed assets	160,683,772,576	159,363,081,059	62,010,968,219	62,805,755,061
Fixed assets pending for disposal	94,174,114	93,244,553	281,354	5,629
Construction-in-progress	15,366,672,320	17,947,373,499	2,935,916,916	2,778,983,564
Construction materials	908,364,639	708,873,610	529,748,660	406,016,151
Intangible assets	10,269,782,405	10,362,011,127	1,765,285,747	1,762,293,144
Goodwill	13,641,214,816	13,839,912,763	1,528,308	1,528,308
Long-term deferred expenses	159,893,820	158,095,755	23,262,036	13,334,926
Deferred income tax assets	595,477,379	672,840,346	790,696,500	853,553,794
Other non-current assets	311,301,255	310,948,389	1,400,000,000	1,400,000,000

Total non-current assets	220,605,627,968	221,716,797,110	123,848,072,037	124,018,896,820

TOTAL ASSETS	256,171,934,739	256,861,869,430	166,977,007,183	165,971,151,708

LIABILITIES AND	31 March 2013	31 December 2012	31 March 2013	31 December 2012
SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	23,404,871,461	27,442,076,377	17,033,871,461	19,633,871,461
Derivative financial liabilities	46,931,166	88,640,767	—	—
Notes payable	2,408,840	54,873,754	—	—
Accounts payable	8,559,728,413	7,299,386,659	3,362,739,972	2,979,284,127
Advances from customers	74,207,606	161,329,494	6,812,240	86,855,937
Salary and welfare payables	196,471,518	217,967,163	72,047,574	64,039,195
Taxes payable	584,814,815	(207,186,370)	483,087,314	244,154,775
Interest payables	844,067,956	897,839,365	740,148,874	674,302,509
Dividends payable	66,091,437	70,839,311	—	—
Other payables	9,610,524,605	10,246,265,538	2,995,397,880	3,304,012,702
Current portion of non-current liabilities	8,991,921,279	9,056,702,905	4,671,328,502	4,084,565,984
Provision	163,512,037	157,263,040	—	—
Other current liabilities	36,068,003,687	35,796,676,376	35,958,474,831	35,643,415,394

Total current liabilities	88,613,554,820	91,282,674,379	65,323,908,648	66,714,502,084

NON-CURRENT LIABILITIES
Long-term loans	69,834,589,138	72,564,823,743	21,488,774,645	22,182,257,921
Derivative financial liabilities	751,893,493	837,004,788	195,512,159	210,137,465
Bonds payable	24,400,010,900	22,884,687,599	24,400,010,900	22,884,687,599
Long-term payables	203,670,637	255,888,981	—	—
Specific accounts payable	50,052,100	50,865,476	27,585,166	28,398,542
Deferred income tax liabilities	1,785,121,374	1,776,202,614	—	—
Other non-current liabilities	2,262,684,734	2,291,481,512	2,005,394,759	2,038,878,640

Total non-current liabilities	99,288,022,376	100,660,954,713	48,117,277,629	47,344,360,167

TOTAL LIABILITIES	187,901,577,196	191,943,629,092	113,441,186,277	114,058,862,251

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	17,244,273,896	17,034,532,233	15,852,462,767	15,741,831,660
Special reserves	51,408,396	37,495,555	48,068,612	35,918,948
Surplus reserves	7,131,699,685	7,131,699,685	7,131,699,685	7,131,699,685
Undistributed profits	19,704,386,502	17,357,616,177	16,448,206,402	14,947,455,724
Currency translation differences	(260,338,817)	(35,937,076)	—	—

Shareholders’ equity attributable to shareholders of the Company	57,926,813,102	55,580,790,014	53,535,820,906	51,912,289,457
Non-controlling interests	10,343,544,441	9,337,450,324	—	—

Total shareholders’ equity	68,270,357,543	64,918,240,338	53,535,820,906	51,912,289,457

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	256,171,934,739	256,861,869,430	166,977,007,183	165,971,151,708

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2013

Amounts: In RMB Yuan, Except Per Share Data

	For the quarter ended 31 March, 2013	For the quarter ended 31 March, 2012	For the quarter ended 31 March, 2013	For the quarter ended 31 March, 2012
	Consolidated	Consolidated	The Company	The Company

Operating revenue	32,136,095,981	34,261,272,913	13,434,079,070	14,195,802,053
Less: Operating cost	24,944,125,479	29,787,486,701	9,888,180,360	12,121,591,003
Tax and levies on operations	252,014,569	164,176,677	123,768,699	105,249,921
Selling expenses	5,088,261	1,895,233	—	—
General and administrative expenses	773,508,955	710,198,115	469,065,773	439,395,282
Financial expenses	1,933,834,614	2,301,864,370	1,257,142,951	1,379,888,453
Asset impairment loss (reversal)	(375,576)	(641,101)	(2,701)	(532,749)
Add: Income (loss) on fair value changes of financial assets/liabilities	(1,413,183)	(325,598)	—	—
Investment income	105,677,401	263,978,472	480,837,055	549,112,553
Including: Investment income from associates and jointly controlled entities	98,244,543	143,400,381	97,912,059	143,241,202

Operating profit	4,332,163,897	1,559,945,792	2,176,761,043	699,322,696

Add: Non-operating income	54,774,132	92,387,607	47,263,620	47,215,144
Less: Non-operating expenses	21,180,536	6,086,322	8,610,952	2,487,814
Including: loss on disposals of non-current assets	835,474	1,280,228	212,437	1,280,228

Profit before tax	4,365,757,493	1,646,247,077	2,215,413,711	744,050,026
Less: Income tax expense	1,075,503,054	485,180,206	539,051,251	121,062,159

Net profit	3,290,254,439	1,161,066,871	1,676,362,460	622,987,867

Attributable to:
Shareholders of the Company	2,553,658,195	919,359,110	1,676,362,460	622,987,867
Non-controlling interests	736,596,244	241,707,761	—	—

Earnings per share (based on the net profit attributable to shareholders of the Company) (expressed in RMB per share)
— Basic earnings per share	0.18	0.07	N/A	N/A
— Diluted earnings per share	0.18	0.07	N/A	N/A

Other comprehensive income (loss)	(18,640,146)	509,025,658	110,631,107	40,788,504

Total comprehensive income	3,271,614,293	1,670,092,529	1,786,993,567	663,776,371

Attributable to:
Shareholders of the Company	2,535,303,117	1,427,542,235	1,786,993,567	663,776,371
Non-controlling interests	736,311,176	242,550,294	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2013

Amounts: In RMB Yuan

Items	For the quarter ended, 31 March, 2013	For the quarter ended, 31 March, 2012	For the quarter ended, 31 March, 2013	For the quarter ended, 31 March, 2012
	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	37,155,240,695	38,332,788,580	16,024,278,088	16,712,807,573
Cash received from return of taxes and fees	20,479,125	30,323,358	—	—
Other cash received relating to operating activities	52,907,611	130,845,394	43,879,737	44,396,576

Sub-total of cash inflows of operating activities	37,228,627,431	38,493,957,332	16,068,157,825	16,757,204,149

Cash paid for goods and services received	21,884,616,715	27,339,034,563	10,073,637,832	12,147,295,924
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	1,306,078,747	1,134,035,958	737,505,872	637,798,366
Payments of taxes	3,023,867,332	1,759,679,196	1,519,726,231	1,003,828,496
Other cash paid relating to operating activities	522,314,723	248,196,046	323,503,260	108,406,680

Sub-total of cash outflows of operating activities	26,736,877,517	30,480,945,763	12,654,373,195	13,897,329,466

Net cash flows generated from operating activities	10,491,749,914	8,013,011,569	3,413,784,630	2,859,874,683

Cash flows generated from investing activities
Cash received from withdrawal of investment	105,298,706	—	—	35,000,000
Cash received on investment income	—	—	428,085,850	311,486,817
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	24,846,106	2,050,968	4,493,056	362,506
Other cash received relating to investing activities	18,821,697	18,321,784	—	—

Sub-total of cash inflows of investing activities	148,966,509	20,372,752	432,578,906	346,849,323

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	3,406,256,029	4,282,817,998	870,091,939	1,062,949,604
Cash paid for investments	78,783,840	81,355,140	1,036,175,840	665,612,300
Net cash paid for acquiring subsidiaries and other operating units	9,432,279	144,767,160	—	—
Other cash paid relating to investing activities	1,358,601	3,748,952	—	—

Sub-total of cash outflows of investing activities	3,495,830,749	4,512,689,250	1,906,267,779	1,728,561,904

Net cash flows used in investing activities	(3,346,864,240)	(4,492,316,498)	(1,473,688,873)	(1,381,712,581)

Cash flows generated from financing activities

Cash received from investments	303,980,000	141,900,000	—	—
Including: cash received from non-controlling interests of subsidiaries	303,980,000	141,900,000	—	—
Cash received from borrowings	4,319,924,583	13,539,542,192	2,709,800,000	7,412,777,503
Cash received from issuance of bonds and short-term bonds	6,485,000,000	4,985,000,000	6,485,000,000	4,985,000,000
Other cash received relating to financing activities	16,150,000	1,920,000	8,150,000	1,920,000

Sub-total of cash inflows of financing activities	11,125,054,583	18,668,362,192	9,202,950,000	12,399,697,503

Repayments of borrowings	15,854,191,591	18,178,814,507	10,395,383,016	12,120,479,144
Payments for dividends, profit or interest expense	1,887,627,519	2,235,749,850	934,726,939	1,184,472,357
Including: dividends paid to non-controlling interests of subsidiaries	4,747,874	—	—	—
Other cash paid relating to financing activities	446,338	56,869,167	446,338	56,733,801

Sub-total of cash outflows of financing activities	17,742,265,448	20,471,433,524	11,330,556,293	13,361,685,302

Net cash flows used in financing activities	(6,617,210,865)	(1,803,071,332)	(2,127,606,293)	(961,987,799)

Effect of exchange rate fluctuations on cash held	(38,240,542)	115,740,993	3,641,463	(78,769)

Net increase/ (decrease) in cash	489,434,267	1,833,364,732	(183,869,073)	516,095,534
Add: cash at beginning of period	10,505,387,385	8,552,782,233	4,541,235,391	2,503,183,158

Cash at end of period	10,994,821,652	10,386,146,965	4,357,366,318	3,019,278,692

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 24, 2013